Icahn Enterprises L.P.

September 17, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Icahn Enterprises L.P.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 4, 2009
Form 10-K/A for the fiscal year ended December 31, 2008
Filed August 4, 2009
File No. 1-9515

Dear Mr. Woody:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated September 2, 2009 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership  (the “Company”), for the fiscal year ended December 31, 2008. (the “Comment Letter”).

We are writing to respond to the comment contained in the Comment Letter.   For your convenience, the Staff’s comment has been retyped below in boldface type, and the Company’s response is provided immediately after the comment.

Amended Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Changes in Equity and Comprehensive Income, page 45

1.           We note in your amended Form 10-K that the amount of Accumulated other comprehensive (loss) income as of December 31, 2008 changed from the amount previously reported. Please provide us with an explanation for the change in the disclosed amount.

The disclosure of accumulated other comprehensive (loss) income in our amended Form 10-K changed as a result of the retrospective application of FAS 160 and an adjustment of the December 31, 2008 balance. The partnership equity on the balance sheet as of December 31, 2008 and the other comprehensive (loss) income disclosed in the Consolidated Statement of Changes in Equity and Comprehensive Income for each year presented were accurate and reflected the application of FAS 160 in the amended Form 10-K. However, the footnote disclosing the accumulated other comprehensive loss in the original Form 10-K was understated. In revising the disclosure of accumulated OCI for FAS 160, we also adjusted the disclosure for this understatement. We concluded that the change to accumulated OCI was not material.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
NYSE - IEP

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

Enclosures

cc:           Keith A. Meister (Icahn Enterprises L.P.)

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
NYSE - IEP